Filed Pursuant to Rule 433

Registration Statement Nos. 333-279115 and 333-279115-01

Relating to Preliminary Prospectus Supplement dated September 23, 2025 to Prospectus dated May 3, 2024

Pricing Term Sheet

Broadstone Net Lease, LLC

$350 million 5.000% Senior Notes due 2032

September 23, 2025

Issuer:	Broadstone Net Lease, LLC

State of Formation:	New York

Guarantor:	Broadstone Net Lease, Inc.

Expected Ratings*	Moody’s: Baa2 (stable) / S&P: BBB (stable)

Security:	5.000% Senior Notes due 2032

Aggregate Principal Amount:	$350,000,000

Maturity Date:	November 1, 2032

Interest Rate:	5.000% per annum

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2026

Price to Public:	99.151% of the aggregate principal amount

Yield to Maturity:	5.143%

Benchmark Treasury:	UST 3.875% due August 31, 2032

Spread to Benchmark Treasury:	T + 128 basis points

Benchmark Treasury Price / Yield:	100-02 1⁄4 / 3.863%

Optional Redemption:	Prior to September 1, 2032 (two months prior to the Maturity Date of the Notes), “make-whole” redemption at the Adjusted Treasury Rate plus 20 basis points (calculated as though the actual Maturity Date of the Notes was September 1, 2032), plus accrued and unpaid interest to, but not including, the redemption date. On and after September 1, 2032 (two months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	September 23, 2025

Settlement Date:	September 26, 2025 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.

CUSIP / ISIN:	11134GAA8 / US11134GAA85

Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers

J.P. Morgan Securities LLC

Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

TD Securities (USA) LLC

Morgan Stanley & Co. LLC

M&T Securities, Inc.

KeyBanc Capital Markets Inc.

Capital One Securities, Inc.

Regions Securities LLC

Co-Managers	Huntington Securities, Inc. Mizuho Securities USA LLC Samuel A. Ramirez & Company, Inc. Roberts & Ryan, Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, an indirect, wholly owned subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer and guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC collect at 1-212-834-4533; Truist Securities, Inc. toll free at 1-800-685-4786; or U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.